FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

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HALF YEAR RESULTS 05	[LOGO]

Investor Pack

May, 2005

Index

Slides
Overview	3-5
Group Results	6-13
Divisional Contributions	14-28
Credit Quality & Provisioning	29-32
Capital, Dividends and Restructuring	33-40
Issues & Actions	41-56
Economics	57-64
Appendix	65-75

[LOGO]

Cash earnings $1,618m

Cash earnings before significant items

[CHART]

Earnings have bottomed

Dividend maintained at 83cps (80% franked)

Group overview

Key actions during the half:

• Stabilising the business and protecting the franchise

• Addressing expense growth

• Progress on risk and regulatory agenda

Work in progress:

• Business efficiency

• Reshaping the business

• Shedding low-yielding assets and funding mix

• Capital management and improving ROE

…but only one year into a two to three year turnaround

Drivers of the Group result

• Stronger volumes largely offset by margin decline

• Markets and Structured products income restored

• Wealth Management steady

• Expense growth arrested

• Loan loss provision maintained

HALF YEAR RESULTS 05	[LOGO]

Group results

[LOGO]

Group performance

			Change on Sep 04 HY
	Mar 05	Sep 04%		%
	HY	HY	Group	Ongoing^
	$m	$m
Banking
Net interest income	3,549	3,603	(1.5)	0.5
Other operating income*	2,110	2,042	3.3	5.5
Banking Net Income	5,659	5,645	0.2	2.3
Banking operating expenses*	(3,246)	(3,222)	(0.7)	(4.0)
Underlying profit	2,413	2,423	(0.4)	0.3
Charge to provide for doubtful debts	(281)	(254)	(10.6)	(12.2)
Banking income tax expense	(648)	(619)	(4.7)	(5.6)
Banking cash earnings	1,484	1,550	(4.3)	(3.8)
Wealth Management cash earnings	229	158	44.9	44.7

Cash earnings **	1,618	1,611	0.4	1.0

* Before inter-divisional eliminations

** Before significant items and after outside equity interest

^ Excludes Irish Banks, UK National Custodian Services and National Australia Life Company

March 2005 cash earnings by division

	Mar 05 HY	Sep 04 HY	Sep 04 HY Adj	Change on Sep 04 HY	Change on Sep 04 HY Adj
	$m	$m	$m	%	%

Australian Banking	951	940	940	1.2	1.2
Wealth Management Australia*+	194	149	189	30.2	2.6

Total Australia	1,145	1,089	1,129	5.1	1.4
Total UK	297	287	287	3.5	3.5
Total New Zealand	163	143	143	14.0	14.0
Institutional Markets & Services+	308	217	244	41.9	26.2
Other (incl Group Funding & Corporate Centre)	(200)	(32)	(32)	large	large
Distributions	(95)	(93)	(93)	(2.2)	(2.2)

Cash earnings before significant items	1,618	1,611	1,678	0.4	(3.6)

Significant items after tax	821	(511)	(511)

* Includes Asian operations

+ Cash earnings after outside equity interest

Banking net interest income reflects strong volume growth partly offset by margin decline

[CHART]

^ Includes Irish Banks and UK National Custodian Services

Quarterly volume growth for the last 2 halves

Group Lending Growth*^

(quarterly average)

[CHART]

Retail Deposit Growth*

(quarterly average)

[CHART]

* At constant exchange rates

^ Excludes Irish Banks and UK National Custodian Services

+ Excludes securitisation

Net interest margin^ March 2005 down 7bps on the September 2004 half

	Sep 04 HY	NIM		Mar 05 HY+	AIEA	% of Group AIEA		Group NIM
	NIM	Contraction		NIM	Mar 05 HY	Sep 04 HY	Mar 05 HY	Contraction
					$Bn
Australian Banking	2.56%	(9	)bps	2.47%	150	48%	48%	(4	)bps

UK Banking+	4.10%	(20	)bps	3.90%	41	14%	13%	(2	)bps

New Zealand Banking	2.62%	(5	)bps	2.57%	31	10%	10%	—

Institutional Markets & Services	0.41%	(2	)bps	0.39%	140	44%	45%	(1	)bp

Other	(0.11)%	(10	)bps	(0.21)%	(50)	(16)%	(16)%	1	bp

Sub Total	2.23%			2.16%	312	100%	100%	(6	)bps

Change in Divisional Mix*								(1	)bp

Group Impact								(7	)bps

^ Excludes Irish Banks and UK National Custodian Services

+ Excludes changes to internal capital allocations

* In the Results Announcement this is allocated across the Divisional contributions to Group NIM contraction

Banking other operating income* up $121m in the March 2005 half

[CHART]

* Before significant items, disposed operations and exchange rate effects

+ Normalised for impact of sale of Irish Banks and UK National Custodian Services

Banking expenses* increased $113m in the March 2005 half

[CHART]

* Before significant items, disposed operations and exchange rate effects

+ Normalised for impact of sale of Irish Banks and UK National Custodian Services

HALF YEAR RESULTS 05	[LOGO]

Divisional contributions

[LOGO]

Australia cash earnings* up 1.4%^ on the September 2004 half

	Mar 05 HY	Sep 04 HY Adj	Change on Sep 04 HY Adj	Change on Mar 04 HY
	$m	$m	%	%
Australian Banking
Net interest income	1,888	1,834	2.9	1.1
Other operating income	1,081	1,073	0.7	3.1
Total income	2,969	2,907	2.1	1.8
Other operating expenses	(1,479)	(1,465)	(1.0)	(13.2)
Underlying profit	1,490	1,442	3.3	(7.5)
Charge to provide for doubtful debts	(130)	(97)	(34.0)	(25.0)

Australian Banking cash earnings	951	940	1.2	(9.7)
Wealth Management Australia cash earnings+^	194	189	2.6	13.5
Total Australia cash earnings+	1,145	1,129	1.4	(6.5)

* Before significant items

^ Adjusted for $40M prior year adjustment in Wealth Management Australia

+ Includes Asian operations

Australian Banking net interest income up 2.9% during the half

Volume Growth

(quarterly average)

[CHART]

Net Interest Margin

[CHART]

Australian Banking: state of the franchise

Market share	Mar 05	Dec 04	Sep 04	Jun 04	Mar 04	Rank at March 05*
Business Lending (incl Bills^)+	22.9%	22.1%	21.6%	22.0%	22.0%	#1
Housing (incl Securitisation)	16.8%	16.7%	16.7%	17.0%	17.2%	#2
Credit Cards	16.3%	16.6%	16.7%	17.0%	17.8%	#4
Business Deposits	26.7%	26.7%	27.8%	27.4%	27.7%	#1
Household Deposits	13.3%	13.3%	13.4%	13.4%	13.6%	#3

Initiatives undertaken

•   New products launched

•   Restoring credit risk settings

•   Freeing up processes

•   Service

+ Includes Institutional Markets & Services

^ Excludes Bank Held Bills

* Ranking among authorised banks

Source: APRA Monthly Banking Statistics / National (March 2005)

Wealth Management Australia+ underlying cash earnings* up 2.6% in the March 2005 half

	Mar 05	Sep 04	Change on
	HY	HY	Sep 04 HY	Mar 04 HY
	$m	$m	%	%

Investments	115	106	8.5	23.7
Insurance	74	82	(9.8)	(10.8)
Other (incl. regulatory programs)	(42)	(26)	(61.5)	(13.5)

Profit from operations (after tax)	147	162	(9.3)	5.8
Investment earnings shareholders’ retained profits & capital from life business (IORE)	47	27	74.1	11.9

Underlying operating profit after tax & OEI	194	189	2.6	7.2

Prior year adjustments	—	(40)	large	large

Cash earnings*	194	149	30.2	13.5

Revaluation profit/ (loss) after tax	51	(132)	large	(65.5)

+ Includes Asian operations

* Before significant items

UK ongoing operations^ cash earnings* up 12.8% on the September 2004 half

	Half year to		Change on
	Mar 05	Sep 04	Sep 04	Mar 04
	£m	£m	HY %	HY %
Net interest income	334	333	0.3	(3.2)
Other operating income	183	166	10.2	4.0

Total income	517	499	3.6	(0.8)

Total expenses	(330)	(325)	(1.5)	(4.4)

Underlying profit	187	174	7.5	(8.8)

Charge to provide for doubtful debts	(35)	(45)	22.2	—

UK ongoing operations^	106	94	12.8	(10.2)
Ireland	15	22	(31.8)	(28.6)
Custody	—	(3)	large	large

Total UK cash earnings*	121	113	7.1	(10.4)

Volume Growth

(quarterly average)

[CHART]

^ Excludes Irish Banks, UK National Custodian Services and National Australia Life Company

* Before significant items

UK ongoing operations^ underlying net interest margin down 20bps in the March 2005 half

[CHART]

^ Excludes Irish Banks, UK National Custodian Services and National Australia Life Company

Irish assets sold and operations simplified

Sale of Irish banks announced December 2004

•                  Completed 28 February 2005

•                  Sold for $2.5bn

•                  Profit on sale of $1.1bn

UK Custody business and Life business sold

Legal entity merger of Clydesdale and Yorkshire completed December 2004

Progress on UK strategy

•                  Efficiency programme commenced

•                  New distribution channels developing

•                  Customer attrition slowing

Net Personal Customer Number Movement in UK

[CHART]

New Zealand cash earnings* up 9.3% on the September 2004 half

	Mar 05 HY NZ$m	Sep 04 HY NZ$M	Change on
			Sep 04 HY%	Mar 04 HY%
Net interest income	420	415	1.2	6.3
Other operating income	219	226	(3.1)	(3.5)

Total income	639	641	(0.3)	2.7

Total expenses	(366)	(380)	3.7	(10.9)

Underlying profit	273	261	4.6	(6.5)

Charge to provide for doubtful debts	(13)	(9)	(44.4)	13.3

Cash earnings*	176	161	9.3	(5.9)

Volume Growth

(quarterly average)

[CHART]

*Before significant items

Underlying New Zealand net interest margin down 5bps in the March 2005 half

[CHART]

New Zealand Banking: state of the franchise

Market share *	Mar 05	Sep 04	Mar 04	Rank at Mar 05
Housing	16.2%	15.9%	15.7%	#4
Cards (outstandings)	30.8%	30.5%	31.2%	#1
Agribusiness	17.8%	17.5%	18.5%	#2
Retail Deposits	18.7%	18.3%	18.7%	#3

Satisfaction with branch service^

Based on main bank customers who have visited a branch

(Margin of error for BNZ = +/- 5%)

[CHART]

Satisfaction with Main Bank - Personal Market^

“How would you rate your main provider of financial services on its overall service?”

(Margin of error for BNZ = +/- 5%)

[CHART]

* Source RBNZ

^ Source: AC Neilsen

Institutional Markets & Services cash earnings* up 29.1%^ on the September 2004 half

	Mar 05 HY	Sep 04 Adj HY	% Change on
			Sep 04 Adj HY ex FX	Mar 04 HY ex FX
	$m	$m
Net interest income	281	312	(8.0)	(18.9)
Other operating income	486	354	39.8	(5.7)
Total income	767	666	17.4	(11.0)

Total expenses	(366)	(368)	(1.9)	(8.0)
Underlying profit	401	298	36.6	(23.3)

Cash earnings*	308	244	29.1	(10.6)

Total Income up 17.4%^

[CHART]

* Before significant items and after outside equity interest

^ At constant exchange rates and adjusted for prior half capitalised interest reversal

IMS moving to improve returns

IMS Income contribution and capital usage

As at 30 Sep 2004

[CHART]

•                  Improve returns on non-core low yield assets

•                  Focus on key segments across core markets - consolidation of Asian footprint

•                  Greater emphasis on origination and distribution / on-selling positions

•                  Progress to date – Reduction of $5bn of risk weighted assets releasing approx $0.25bn of ACE capital

IMS - Franchise performance and operating environment

Franchise position mixed

Declining share / league table position in:

•                  FX markets, bond origination, securitisation and lead relationships position down from 21% in ’03 to 18% ‘04

Stable or improving position in:

•                  Loan syndications position #1 to 31 March ‘05, interest rate derivatives share stable over past year

Operating environment and outlook

•                  Strong market liquidity continues to put pressure on corporate lending yields

•                  UK tax law changes impacting Structured Finance business

•                  Expecting flat performance in second half

•                  Earnings to rebase, impacting 2006

Source: Peter Lee & Associates/ Insto/ Bloomberg 2005

HALF YEAR RESULTS 05	[LOGO]

Credit Quality & Provisioning

[LOGO]

Provisioning coverage levels have increased

Provision Coverage Ratios

[CHART]

General Provisions to Risk-Weighted Assets (Excluding Housing)

[CHART]

Portfolio remains sound with write-off levels down and key quality indicators improving

Total Net Write-offs to Risk-Weighted Assets (excl Housing)

[CHART]

Fully Secured lending % of Total Balance*

[CHART]

CRS 1-6* % of Total Balance

[CHART]

* Excludes Housing and all Personal Loans

Non-accrual levels stable

Gross Non-Accrual Loans

[CHART]

90+ Delinquency and Gross 12 Month Rolling
Write Off Rates Total Personal Lending

[CHART]

HALF YEAR RESULTS 05	[LOGO]

Capital, Dividends and Restructuring

[LOGO]

Capital above target ranges

[CHART]

Surplus capital position reflects:

•                  Sale of Irish Banks

•                  New tier 1 hybrid

Surplus provides flexibility to cater for:

•                  Uncertainty of AIFRS

•                  Revised APRA rules on hybrid capital

Targets	Target Ranges	31 Mar 05 Actual
	(%)
ACE/RWA	4.75 – 5.25	5.84
Tier 1	7.00 – 7.50	8.30
Total Regulatory	10.00 – 10.50	11.37

A full capital management agenda

•                  Reduction in capital ratios cannot be considered until a range of uncertainties are dealt with

•                  APRA discussion paper on tier 1 hybrids imminent, and impact of AIFRS to be finalised

•                  Based on APRA AIFRS discussion paper, the pro forma ACE and total capital impact is estimated at 60 bps reduction; and tier 1 impact of 113 bps

•                  Flexibility obtained to buyback the National Income Securities at last AGM

•                  Further restructuring charges at Sep 05 will impact capital

•                  Return to internal model for market risk-weighted assets would free up around 16 basis points in ACE

* Is not deducted from ACE.

Core capital generation supports asset growth and dividend

Movement in ACE Ratio

Core items (-3 bps)	Non-core items +57 bps

[CHART]	[CHART]

Dividend of 83 cents consistent with guidance

Dividend Growth

[CHART]

Current half

•                  Payout ratio of 80%

•                  Franking of 80%

Restructuring charges for March 2005 half

	Total Charge	FTE	Direct	Related
	Booked	Reduction	Savings	Savings
	$m	#	$m	$m

Australia+	126	1,000	80
UK	266	1,700	174	112
New Zealand	1	—	1
Institutional Markets & Services	10	—	8

Total	403	2,700	263	112

+ Includes Australia Region and Corporate Centre

Restructuring in September 2005 half

•                  Australia and Institutional Markets & Services restructuring plans being finalised

•                  A restructuring charge up to circa $400M (pre tax) to be booked in September 2005 half

•                  Further redundancies of up to 1,500 to be announced in September 2005 half

•                  Ongoing cash spend on investments expected to be maintained broadly at current levels

•                  Further details to be provided in September 2005 strategy briefing

Drivers of the Group result

•                  Stronger volumes largely offset by margin decline

•                  Markets and Structured products income restored

•                  Wealth Management steady

•                  Expense growth arrested

•                  Loan loss provision maintained

HALF YEAR RESULTS 05	[LOGO]

Issues and Actions

[LOGO]

Issues identified in November result briefing

1. People and Culture	2. Regulatory & Compliance

3. Business Inefficiency	4. Stalled Revenue

• Complexity	• Inward looking
• Bureaucratic	• Business processes not customer focused

Cultural change

Creating the conditions for transformation

•                  Clear view of where we are and want to be

•                  Talented new leadership

•                  Corporate principles

Effective feedback and monitoring

Risk and Compliance

Good progress on APRA remedial actions

Other regulatory issues also progressing

•                  Investor compensation complete

•                  Good progress on enforceable undertakings

But issues still emerging

2 to 3 year program to strengthen Finance and Risk functions commenced

United Kingdom

Reconfiguring distribution

•                  Expanding IFS sites and creating 50 flagship branches

•                  Closing 60 Clydesdale and 40 Yorkshire branches

Efficiency program targeting £117m in annualised savings

Third party distribution on track to write £800m in new mortgages

Back book repricing and expense pressures to continue

Second half outlook flat

New Zealand

Growing share in housing and youth markets

NZ market remains competitive

Focus on improving the customer proposition to continue

Efficiency gains to support reinvestment in business

Australia

New leadership team and operating model

•                  Distribution and product focus

•                  Greater P&L accountability

Expense growth contained with FTEs down by 350 in the first half

On the spot loans

•                  Improving approval times

•                  Writing more business

•                  Efficiency gains

Tightening risk settings (November 2004)

Housing Lending - Australia

Annual Growth Rates (%)

[CHART]

Roll forward six months….

Housing Lending - Australia

Annual Growth Rates (%)

[CHART]

Regaining share over last quarter

Housing Lending - Australia

National’s Multiple of Financial System Growth

[CHART]

Australia – Wealth Management

Integration progressing well

Very competitive marketplace

Focus on improving cross sell

Australian region

Still a long way to go to achieve;

•                  Robust risk and compliance framework

•                  Containing margin reduction

•                  Sustainable cost saves

•                  Sustainable revenue growth

Strategy presentation later in the year

Institutional Markets and Services

Shifting focus to rebasing and rebuilding

FX desk reopened

Focusing on improving ROE

Consolidating Asian footprint

Releasing capital will impact interest income

Medium term outlook subdued

Streamlining and efficiency

Streamline the Corporate Centre

•                  1000 FTEs to approx. 200 FTEs

Restructuring announcements

•                  First half provisioning charge booked

•                  Reduction of up to 4,200 FTE’s group wide

•                  Consolidating IMS business in Asia

Rebuilding the National

		UK &	New
	IMS	Australia	Zealand

In Decline	Stabilising		Rebuilding	Truly Competitive
Capability

Challenges as we enter the rebuilding phase

•                  Maintaining business momentum and morale while restructuring

•                  Fixing risk and control weaknesses while reducing costs

•                  IMS rebasing

•                  Increasingly competitive environment

•                  Ongoing investment requirements

Summary and outlook

Earnings have bottomed but remain well down on peak levels

Turnaround timeframe remains 2 to 3 years

Expect acceptable earnings growth – consistent with recovery process

Expect to maintain 83c dividend in second half franked between 80 and 100%

HALF YEAR RESULTS 05	[LOGO]

Economics

This section contains forward looking statements. Refer to disclaimer on page 76

[LOGO]

Australian housing cycle remains mild supported by owner occupier

House prices and finance approvals

[CHART]

•                  Housing inflation peaked early 2004

•                  Prices generally moving sideways

•                  Rise in owner occupier volumes offsetting fall amongst investment housing

•                  Expect housing credit growth to remain moderate

NZ housing cycle resilient but coming off its highs

House prices and sales

[CHART]

•                  Housing inflation peaked in 03/04

•                  Price growth still high but expected to slow further

•                  Housing sales stabilise at lower level

•                  Volumes continue to moderate from historical highs

•                  Credit growth to moderate

UK housing cycle slowing

House prices & finance approvals

[CHART]

•                  House price inflation easing

•                  Housing volumes declining

•                  Credit growth has slowed but expected to remain moderate

Economic environment outlook

Business conditions expected to remain relatively favourable across the Group:

•                  Overall sustained income and credit growth, albeit at a bit slower. Slightly higher unemployment & inflation. Monetary conditions remain about “neutral”.

•                  GDP growth is forecast to be 2% in Australia, 2.75% in the UK and 3% in New Zealand in the 2004/05 bank year.

•                  In Australia, some moderation in domestic activity (largely household spending) offset by a pick up in exports.

•                  In NZ, domestic conditions are forecast to moderate significantly during the next year due to tighter financial conditions & slower immigration.

•                  In the UK, business activity is expected to ease back to trend reflecting some moderation in household spending & external demand.

Economic Environment…
Sustained growth & low unemployment

Economic Growth & Unemployment

Australia	New Zealand

[CHART]	[CHART]

UK	Group - Asset Wtg

[CHART]	[CHART]

Economic Environment…
Credit growth to moderate slightly

Credit Growth

Australia	New Zealand

[CHART]	[CHART]

UK	Group - Asset Wtg

[CHART]	[CHART]

Macro Risks

•                  Geo politics - Both political, oil & trade tensions overhang the outlook.

•                  Unbalanced global growth – Much still depends on the US & Asia. Continental Europe continues to lag.

•                  Australia, New Zealand and UK household leverage – Increased household gearing, low savings and “expensive” housing leaves some consumers vulnerable to higher interest rates & sustained loss of jobs.

•                  Financial instability – As interest rates rise to more “normal” levels, some asset valuations may become volatile & lead to instability amongst investors and institutions.

•                  Oil prices - Sustained high prices would prove a headwind to the global recovery under way.

HALF YEAR RESULTS 05	[LOGO]

Appendix

[LOGO]

Australian Banking net interest margin down 4bps from September 2004

[CHART]

Wealth revaluation profit reflects changes in economic assumptions

[CHART]

Revaluation profit before tax:	$54m

Tax (incl. Impact of tax consol’n)	$3m

Revaluation profit after tax	$51m

Changes in	•	Change in economic assumptions
Assumptions &	•	Lower margins for retail products
Experience	•	Higher investment earnings generating higher FUM
	•	Continued robust cost containment

Wealth Management Australia – market share

Master Fund Market Share plus Flows

[CHART]

Insurance - Retail Risk Market Share

[CHART]

Wealth Management Australia – inflows and attrition

Share of annual inflows

[CHART]

Attrition rate

[CHART]

Taxation

	Received Assessments			Potential Assessments
NZ Structured Finance deals	NZ$	68M	+	NZ$	369M	*

ExCaps capital raising		$552M			$2M	*

TrUEPrS capital raising		$150M			$20M	*

•                  Further ExCaps Assessments received (as announced 5 May 2005)

•                  No provisions have been raised – no change to Group’s position

•                  Matters progressing through normal review and appeal processes

•                  Group will continue to monitor any relevant developments

* Based on primary tax only; interest and penalties may also apply

+ Includes NZ$21 million interest

Project / investment spend - IFRS and Basel II

IFRS Project ($m)	Global/ Aust	Wealth Management	Europe	NZ	Total
Enabling Infrastructure	35	2	7	—	44
Process Automation	12	—	4	2	18
Compliance Delivery	34	12	20	4	70

Total Cash Budget	81	14	31	6	132
Operational Expense					102
Capital Budget					30
Cash spend to date					93
Estimated Completion					Dec 05

Basel II Project ($m)	Global/ Aust	Wealth Management	Europe	NZ	Total
Enabling Infrastructure	11	—	33	1	45
Process Automation	56	1	27	9	93
Compliance Delivery	56	2	12	2	72
Total Cash Budget	123	3	72	12	210
Operational Expense					138
Capital Budget					72
Cash spend to date					116
Estimated Completion					Jun 06

Major impacts upon transition to AIFRS

•                  Recognition of net defined benefit pension deficit

•                  Replacement of EMVONA with acquired goodwill

•                  Additional volatility in income and equity reserves from fair value measurement

•                  Recognition of share based payments expense

•                  Expected decrease in general loan loss provision

•                  Balance sheet grossed up by consolidation of SPEs

•                  Regulatory capital implications under discussion with APRA

Current status: AIFRS program on-target to meet 1 October 2005 compliance timeline

Achievements as at April 2005

•                  Identification of of impacts and requirements completed

•                  AIFRS Accounting Policies relating to the 2004/05 transitional year formulated and approved, well advanced with AASB 132/139 policies

•                  1 October 2004 AIFRS Equity Reconciliation and Opening Balance Sheet well progressed

•                  Design of AASB 132/139 related impacts (Hedging, Valuation, Provisioning) complete, well advanced with build and testing activities

•                  Proof of concept of Hedge Accounting solution successfully demonstrated

•                  Briefing sessions on customer impacts with bankers completed

Upcoming Milestones

•                  Remaining AIFRS Accounting Policies formulated and approved

•                  AASB 132/139 system build completed

•                  AASB 132/139 testing, parallel run, cut-over and implementation completed

•                  1 October 2005 Transitional Adjustments completed on time

•                  Application of tax effect accounting completed

•                  Transition to Business As Usual

UK Restructuring will deliver £117m run rate benefits by September 2007

	Restructure Costs	FTE Reductions	Total run rate Savings 2006/07
	(£m)		(£m)
Distribution	35	c. 400	29

Products	12	c. 200	15

Production	16	c. 500	14

Central Support	46	c. 600	59

Total	109	c. 1,700	117

•                  Benefits are against planned 2005 expense base

•                  £73m of restructure charge is personnel related, £36m is surplus lease provision

•                  Modest use of provision current year, expect 80% to be used by September 2006

•                  Plan to achieve 80% of FTE reductions by September 2006

Summary of UK restructuring plans

•                  Implementation of a UK efficiency program has commenced

•                  Benefits begin in September 2005 half year with full run rate benefits of £117m by September 2007

•                  Program is key part of “doing what we do better” and consistent with overall UK strategy

•                  Implementation of growth initiatives continuing as planned

•                  Program benefits are consistent with improving profitability. Further work required to achieve UK peer performance levels.

Disclaimer

This presentation contains certain “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934 and the US Private Securities Litigation Reform Act of 1995.  The words “anticipate”, “believe”, “expect”, “project”, “estimate”, “likely”, “intend”, “should”, “could”, “may”, “target”, “plan” and other similar expressions are intended to identify forward-looking statements.  Indications of and guidance on future earnings and financial position and performance are also forward-looking statements.  Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Group, that may cause actual results to differ materially from those expressed or implied in such statements.  There can be no assurance that actual outcomes will not differ materially from these statements.  For further information relating to the identification of forward-looking statements and important factors that could cause actual results to differ materially from those projected in such statements, see “Presentation of Information - Forward-Looking Statements” and “Risk Factors” in the Group’s Annual Report on Form 20-F filed with the US Securities & Exchange Commission.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Brendan Case
Date:	3 June 2005	Title:	Associate Company Secretary